Filed pursuant to Rule 253(g)(2)

File No. 024-11787

OFFERING CIRCULAR DATED MARCH 7, 2022

LQR HOUSE Inc.

2699 Stirling Road, Suite A-105 Fort Lauderdale, Florida 33312

507-734-7991

www.lqrhouse.com

UP TO 16,000,000 SHARES OF COMMON STOCK INCLUDING 4,000,000 SHARES TO BE

SOLD BY SELLING STOCKHOLDERS(1)

SEE “SECURITIES BEING OFFERED” AT PAGE 38

The Company is offering up to 16,000,000 shares of Common Stock on a “best efforts” basis without any minimum target.

Common Stock	Price to public	Underwriting discount and commissions(2)	Proceeds to issuer	Proceeds to other persons(3)
Per share	$1.00	$0.01	$0.99	$0.99
Total Maximum	$20,000,000	$200,000	$15,840,000	3,960,000

(1)	The Company is offering up to 16,000,000 shares of Common Stock. The Selling Stockholders are offering up to 4,000,000 shares of Common Stock.
(2)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time expense allowance or the consulting fees payable by the Company to Dalmore. See “Plan of Distribution” for details.

The Company expects that the maximum amount of expenses of the offering that it will pay will be approximately $2,290,000, not including state filing fees.

The Company has engaged Prime Trust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) March 6, 2023, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 3.

Sales of these securities will commence on approximately March 7, 2022.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

1

In this Offering Circular, the term “LQR House” “we,” “us,” “our,” or “the Company” refers to LQR House Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”). An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

☐	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

☐	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

☐	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

☐	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

☐	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

☐	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

ii

SUMMARY

Overview

LQR House Inc. (“LQR House” or the “Company”) intends to become the full-service digital marketing and brand development face of the alcoholic beverage space. The Company intends to master supply, sales, and marketing in the alcoholic beverage space. LQR House plans to become the one-stop-shop for everything related to alcohol. To date, its primary business includes the development of premium limited batch spirits, establishing an exclusive wine club, and marketing internal and external brands through an exclusive agreement with a U.S.-based e-commerce portal.

Our products

Currently, LQR House has three elements of its business model that service customers, including wholesalers, individual consumers, and third-party brands. These elements include the following:

•	SWOL Tequila: a wholly owned tequila brand (“SWOL Tequila”);
•	Soleil Vino: a wholly owned wine club brand marketed on the Country Wine & Spirits Inc. (“CWS”) alcoholic beverage website, (“Soleil Vino”). The wine club is expected to have three subscription membership options based on different wine quality, price and quantity and will launch by the end of Q1 2022; and
•	LQR House Marketing Services: The Company utilizes its marketing expertise to assist its’ wholly owned brands and third-party brands market their alcoholic beverages to consumers. Some of the Company’s in house tools include the following: (i) the ability to sell on the CWS alcoholic beverage website, (the “CWS Platform”) and (ii) the ability buy ad space on the CWS Platform.

In efforts to become the digital marketing face of the alcoholic beverage space, LQR House utilizes the three elements in the following way:

•	LQR House wholly owns SWOL Tequila, a high-quality tequila made in limited batches from a third party producer located in Mexico. LQR House is able to market SWOL Tequila on the CWS Platform, servicing the United States, for distribution in the United States, by CWS. LQR House receives a payment of cost plus an additional 20% on each bottle of SWOL Tequila sold via the CWS Platform or in any CWS retail location.
•	LQR House wholly owns, Soleil Vino. Soleil Vino is a wine club offering a high quality wine made in limited batches. LQR House is able to market this wine club brand on the CWS Platform, servicing the United States, for distribution in the United States by CWS. LQR House expects to receive all subscription fees on each membership to the Soleil Vino wine club sold via the CWS Platform.
•	LQR House contracts with third party brands that wish to utilize the Company’s marketing expertise and in-house tools, such as access to the CWS Platform, to grow their brands. The Company and the third party brand enter into a commercial relationship. Services to be performed by the Company are decided upon and paid for prior to the Company performing any of the agreed upon services. Typically, the Company is hired to perform the following services:
o	create a marketing campaign strategy,
o	develop promotional materials and
o	push promotional materials through the CWS Platform.

Our mission

LQR House was founded in 2021 by Sean Dollinger (the “Founder”). LQR House intends to operate as a full service digital marketing and brand development company in the alcoholic beverage space. Mr. Dollinger believes that if LQR House can offer many services to wholly owned brands and third-party brands, marketing of those bands will become more impactful, and thereby generate higher alcoholic beverage sales.

LQR House intends to do the following for their wholly-owned brands and third-party brands:

LQR House Wholly Owned Brands	Third Party Brands Seeking LQR House Expertise
Source production
Connect Retail	Connect Retail
Work with third-party distributors (CWS) to distribute product.	Work with third-party distributors (CWS) to distribute product.
Offer direct-to-consumer shipping to the majority of the United States, via the CWS Platform.	Offer direct-to-consumer shipping to the majority of the United States, via the CWS Platform.
Facilitate marketing via the CWS Platform	Facilitate marketing via the CWS Platform

THE OFFERING

Securities offered:	16,000,000 shares of Common Stock including 4,000,000 shares of Common Stock to be sold by selling stockholders
Common Stock outstanding immediately before the Offering*	53,627,424
Common Stock outstanding immediately after the Offering, assuming a fully subscribed offering *	70,627,424

* Does not include shares issuable upon the exercise of restricted stock units (“RSU’s”) issued under the 2021 Stock Option and Incentive Plan (the “Plan”).

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company’s prospects must be considered in light of the risks that any new company encounters
•	The Company has a history of losses, and may not achieve or maintain profitability in the future.
•	The Company’s financial statements include a going concern opinion.
•	If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.
•	We rely on other third parties to provide services essential to the success of our business.
•	Reduced consumer demand for alcoholic beverages could harm our business.
•	The success of our business relies heavily on brand image, reputation, and product quality.
•	Changes in consumer spending could have a negative impact on our financial condition and business results.
•	Adverse public opinion about alcohol may harm our business.
•	Increased regulatory costs or taxes would harm our financial performance.
•	Changes in the prices of supplies and raw materials could have a materially adverse effect on our business.
•	Our business is subject to data security risks, including security breaches.
•	We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.
•	We may not be able to fully exploit newly acquired brands.
•	We are and may continue to be impacted by the worldwide economic downturn due to the COVID-19 pandemic.
•	We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.
•	Loss of key management would threaten our ability to implement our business strategy.
•	We may not be able to protect our intellectual property rights.

2

•	We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.
•	Our current revenues are sourced from the contractual relationship with one related-party.
•	The Company’s ability to import SWOL Tequila may be suspended at any time by the Mexican authorities.
•	Enforcing legal liability against us and our directors and officers might be difficult.
•	There is no current market for any of our shares of stock.
•	The offering price has been arbitrarily set by the Company.
•	The Company is controlled by its Founder and other stockholders.
•	The Company’s Founder and controlling stockholder has an economic interest in Ssquared Spirits LLC, the e-commerce affiliate of CWS. The spouse of the Company’s CEO and director, is the President and controlling stockholder of CWS and the managing member and director of Ssquared Spirits LLC.
•	The interests of the Founder, the Company and the Company’s other affiliates may conflict with your interests.
•	The Company is dependent on the proceeds of this offering, and may need to seek additional funds if the full offering amount is not raised.
•	You will experience future dilution as a result of future equity offerings.
•	The subscription agreement has forum selection provisions that require disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
•	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
•	Using a credit card to purchase Shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to our Business

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company’s prospects must be considered in light of the risks that any new company encounters. LQR House was incorporated under the laws of the State of Delaware on January 11, 2021 (“Inception”). The Company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. LQR House has incurred a net loss and has had limited revenues generated since Inception. There is no assurance that the Company will be profitable in the foreseeable future or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The Company has a history of losses, and may not achieve or maintain profitability in the future. The Company has operated at a loss since Inception. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional marketing and general and administrative expenses that will require increased sales to recover these additional costs. We also expect to continue to incur significant legal, compliance, accounting, and other administrative expenses. The Company may not generate sufficient revenues to achieve profitability. The Company may incur significant losses in the future for a number of reasons, including slowing demand for its products and increasing competition, as well as the other risks described in this offering circular, and may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors to expand the business. Accordingly, the Company may not be able to achieve or maintain profitability and may incur significant losses in the future.

3

The Company’s financial statements include a going concern opinion. The Company’s financial statements were prepared on a “going concern” basis. Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about the Company’s ability to continue as a going concern. The Company sustained a net loss of $3,456,293 and had negative operating cash flows for the period from Inception to June 30, 2021. As of June 30, 2021, the Company had an accumulated deficit of $3,546,293, held cash of $1,921,281 and had limited revenues of $59,675 during the period ended June 30, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from this offering, the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.  Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. We intend to make significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. We cannot assure you that the net revenues from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers. If we are unable to acquire or retain customers who purchase products in volumes sufficient to grow our business, we may be unable to generate the scale necessary to achieve operational efficiency. Consequently, our prices may increase, or may not decrease to levels sufficient to generate customer interest, our net revenues may decrease and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from our customers. Therefore, we must ensure that our customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our customers are not successful, we may be unable to acquire new customers in sufficient numbers to continue to grow our business, and we may be required to incur significantly higher marketing expenses in order to acquire new customers.

We rely on other third parties to provide services essential to the success of our business. Third parties provide a variety of essential business functions for us, including, customer service, legal and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations.

In particular, we rely on CWS for distribution. In the event CWS were to lose their distribution license, for any reason, including but not limited to, changes in state and federal regulations, we would have to seek alternative distribution options immediately. Delivery of the products we sell to our customers could be interrupted by the change in distribution provider and our business and reputation could suffer. If our efforts to contract with another distributor are unsuccessful, the Company may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

Reduced consumer demand for alcoholic beverages could harm our business. There have been periods in the past in which overall per capita consumption of alcoholic beverages in the United States and other markets in which we participate has declined substantially. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including a general decline in economic conditions, increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving, a trend toward a healthier diet including lighter, lower-calorie beverages such as diet soft drinks, juices and water products, the increased activity of anti-alcohol groups and increased federal, state or foreign excise and other taxes on alcoholic beverage products. The competitive position of the Company’s products could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

4

The success of our business relies heavily on brand image, reputation, and product quality.  It is important that we maintain and increase the image and reputation of our existing brands and products. Concerns about product quality, even when unsubstantiated, could be harmful to our image and reputation of our brands and products. While we have quality control programs in place, in the event we experienced an issue with product quality, we may experience recalls or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales. Our brand image and reputation may also be more difficult to protect due to less oversight and control as a result of the outsourcing of some of our operations. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration to our brand equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact.  Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted.  Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience.  Information concerning us, regardless of its accuracy, may be posted on such platforms at any time.  Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense.  If not managed properly, this expense could impact our profitability.  Failure to manage or train our outsourced customer support representatives properly could compromise our ability to handle customer complaints effectively.

Changes in consumer spending could have a negative impact on our financial condition and business results. Alcohol sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, deductibility of business entertainment expenses under federal and state tax laws, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of wines that customers are willing to purchase online, at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon sales and gross margins.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business by reducing sales and increasing expenses.

In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

Increased regulatory costs or taxes would harm our financial performance. The Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury (“TTB”) impose excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. TTB or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

5

Changes in the prices of supplies and raw materials could have a materially adverse effect on our business. There have been changes in the cost of raw materials used in tequila production and especially raw spirits in recent years. The increases in prices may also take place in the future and our inability to pass on increases to our customers could reduce our margins and profits and have a material adverse effect on our business. We cannot assure you that shortages or increases in the prices of our supplies or raw materials will not have a material adverse effect on our financial condition and results of operations.

Our business is subject to data security risks, including security breaches. We, or our third-party vendors on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers.  We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts.  Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future.  Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security.  We and our third-party vendors are at risk of suffering from similar attacks and breaches.  Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems.  Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks.  In addition, a party who is able to illicitly obtain a customer’s identification and password credentials may be able to access the customer’s account and certain account data.

Any actual or suspected security breach or other compromise of our security measures or those of our third party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations.  Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other messaging services to connect with our existing and potential customers.  Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers’ computers, smartphones, tablets or other devices.  Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs.  Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud. Nearly all of our customers’ payments, for marketing services, are made by credit card or debit card. We currently rely exclusively on one third party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis.  We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply.  If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue.  We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

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We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers.  These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply.  If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

We may not be able to fully exploit newly acquired brands.  If we raise the maximum offering amount, we intend to use a portion of the net proceeds to acquire third-party brands. See “Use of Proceeds.” In our experience, not every brand deployment is successful. We may incur significant costs acquiring and promoting new brands only to have limited market acceptance and limited resulting sales. If this occurs, our financial results may be negatively impacted and we may determine it is in the best interest of the Company to no longer support that brand.

We are and may continue to be impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and in March 2020 was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the United States, Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally or impacts consumer demand for wine and tequila.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. The alcoholic beverage distribution industry in the United States is intensely competitive and highly fragmented. The principal competitive factors in that industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors and brick and mortar stores, who compete principally on price. The effect of this competition could adversely affect our results of operations.

Loss of key management would threaten our ability to implement our business strategy. The management of future growth will require our ability to retain Sean Dollinger, our Founder, Angela Kattoula, our CEO and Director, and Darren Collins, our CFO and Director. These are key persons in our ability to implement our business plan and grow our business. Key marketing personnel, including Jaclyn Hoffman, are indispensable for the efficient operation of our online brand and marketing efforts. If these people were to leave the Company, our platform and business model could be adversely affected.

7

We may not be able to protect our intellectual property rights. We own and license patents (for, among other things, our product names and packaging) and other intellectual property rights that are important to our business and competitive position, and we endeavor to protect them. However, we cannot assure you that the steps we have taken or will take will be sufficient to protect our intellectual property rights or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that third parties will not infringe on or misappropriate our rights, imitate our products, or assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market. In some cases, there may be trademark owners who have prior rights to our marks or to similar marks. If we are unable to protect our intellectual property rights against infringement or misappropriation, or if others assert rights in or seek to invalidate our intellectual property rights, this could materially harm our future financial results and our ability to develop our business.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows. One of our suppliers is located in Mexico. Because of this we face exposure to adverse movements in foreign currency exchange rates. Our primary exposures are expected to be related to pesos denominated operating expenses in Mexico. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows.

Our current revenues are sourced from the contractual relationship with one related-party.  In 2021, all our revenues were sourced through this contractual relationship with CWS and Ssquared Spirits LLC. If we were to lose this relationship it would have a material adverse effect on our Company.

The Company’s ability to import SWOL Tequila may be suspended at any time by the Mexican authorities.

On March 19, 2021, the Company entered into an asset purchase agreement with Dollinger Innovations Inc., (“Dollinger Innovations”) Dollinger Holdings LLC (“Dollinger Holdings”) and Sean Dollinger pursuant to which the Company acquired the business division related to the online or in-person sale of original tequila and other products branded SWOL. The transaction included the assignment of various contracts, including the assignment of the Bonding and Co-Responsibility Agreement dated March 19, 2021 by and between Dollinger Innovations and Leticia Hermosillo Raverero relating to production of origin tequila for exclusive importation into the United States by Dollinger Innovations or its assigns. The Company notes that this agreement, although assigned, still needs to be registered with the Mexican authorities under the name LQR House. The Company does not know when it will receive the completed registration, and notes that the Mexican authorities could suspend importation into the United States of SWOL branded products at any time. In the event importation of SWOL products is suspended it would have a material adverse effect on the Company’s’ financial results and reputation.

Risks Relating to Ownership of our Common Stock

Enforcing legal liability against us and our directors and officers might be difficult. We are organized under the laws of the State of Delaware of the United States. Therefore, investors are able to affect service of process in the United States upon us and may be able to affect service of process upon our directors and executive officers. Most of our directors and executive officers, are non-residents of the United States and our directors and executive officers and their assets are located outside the United States. As a result, you may not be able to enforce against our assets (or those of certain of our directors or executive officers) judgments of United States courts predicated upon the civil liability provisions of United States laws, including federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable outside the United States.

There is no current market for any of our shares of stock. There is no formal marketplace for the resale of the Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

The offering price has been arbitrarily set by the Company. LQR House has set the price of its Common Stock at $1.00 per share. Valuations for companies at this stage are purely speculative. The Company’s valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

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The Company is controlled by its Founder and other stockholders. The Company’s Founder, Sean Dollinger currently holds a significant portion of the Company’s common stock, which gives him control over voting for the Company’s board of directors and for certain stockholder actions. At the conclusion of this offering he will continue to hold a significant portion of the Company’s voting rights. Therefore, investors in this offering will not have the ability to impact elections of directors or matters presented to a vote of stockholders. See “Securities Being Offered.”

The Company’s Founder and controlling stockholder has an economic interest in Ssquared Spirits LLC, the e-commerce affiliate of CWS. The spouse of the Company’s CEO and director, is the President and controlling stockholder of CWS and the managing member and director of Ssquared Spirits LLC. The Founder and controlling stockholder owns 50% of Ssquared Spirits LLC, the e-commerce affiliate of CWS and partner of the Company. In addition, the CEO and Director is the spouse of President and controlling stockholder of CWS and the managing member and director of Ssquared Spirits LLC. Because of these ownership arrangements and personal relationships it is likely that any and all transactions with CWS have not been at arm’s length and may not be at arms-length in the future. Therefore, there is no way to assure third parties that the Founder, CEO and CWS will not be acting in their own self-interest, nor subject to pressure or duress from the other party.

The interests of the Founder, the Company and the Company’s other affiliates may conflict with your interests. The Company’s Certificate of Incorporation, as amended, bylaws and Delaware law provide Company management with broad powers and authority that could result in one or more conflicts of interest between your interests and those of the Founder, the officers and directors of the Company, and the Company’s other affiliates.  This risk is increased by the affiliated entities being controlled by the Founder, Sean Dollinger, who currently owns the majority of all of the Company’s Common Stock, and will continue to do so after this Regulation A Offering.

In addition, as described below, some of the Company’s officers and directors currently have an interest in the affiliated entities, through ownership and/or as an officer or director in the those affiliated entities.

•	Sean Dollinger, Founder:
o	owns 50% of Ssquared and is a shareholder and partner.
o	owns 100% of Dollinger Innovations, and is its President and director.
o	owns 100% of Holdings LLC., and is its President and director.
•	Angela Kattoula, CEO of LQR House:
o	is the spouse of Shawn Kattoula,
▪	who owns 100%, of CWS and is its President and director,
▪	all of the interests in KBROS LLC, which in turn owns 14.92% of the Company.

Potential conflicts of interest include, but are not limited to, the following:

•	The Company’s other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the management and their affiliates for their own benefit.
•	The Company may engage affiliated companies to perform services, and determination of the terms of those services will not be conducted in arms’ length negotiations.
•	The Company’s Founder, officers and directors are not required to devote all of their time and efforts to the affairs of the Company.

The Company is dependent on the proceeds of this offering, and may need to seek additional funds if the full offering amount is not raised. The Company is dependent on the proceeds of this offering to maintain its operations and support its business growth. If the maximum offering amount is not raised, we may require additional funds to maintain our operations and respond to business challenges and opportunities, including the need to acquire third party brands, develop new products or enhance our existing products, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in subsequent equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our existing Common Stock, including the shares being sold in this Offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Such financing could also require us to pledge assets as security for borrowings. If we were to leverage our business by incurring significant debt, we may be required to devote a substantial portion of our cash flow to service that indebtedness. This could require us to modify our business plan, for example, by delaying the expansion of our business. If we are unable to obtain adequate financing or financing on terms satisfactory to us, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its brands, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

9

You will experience future dilution as a result of future equity offerings. We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell shares of Common Stock or other securities convertible into shares of our Common Stock in the future, additional and substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this offering. Subsequent offerings at a lower price (a “down round”) could result in additional dilution. See “Dilution”.

The subscription agreement has forum selection provisions that require disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.  In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon any of the agreements. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provisions in this context. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement, the voting agreement, the investors’ rights agreement and the right of first refusal and co-sale agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement, the voting agreement, the investors’ rights agreement and the right of first refusal and co-sale agreement.

10

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the relevant jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of any of the agreements with a jury trial. No condition, stipulation or provision of the subscription agreement, the voting agreement, the investors’ rights agreement or the right of first refusal and co-sale agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase Shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card Company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of investor Education and Advocacy issued an investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

11

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing stockholders assuming that the shares are sold at $1.00 per share. The schedule presents shares and pricing as issued and reflects all transactions since Inception.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the Company as of June 30, 2021.

					Effective Cash
					Price at
					Issuance or
	Date	Issued		Total Issued and	Potential
	Issued	Shares	Potential Shares	Potential Shares	Conversion (1)
Common Stock	2021	53,102,424		53,102,424	$0.11
Outstanding Restricted Shares Units (RSU) (2)	2021	2,100,000	7,900,000	10,000,000	$0.00
Total Common Share Equivalents		55,202,424	7,900,000	63,102,424	$0.09
Investors in this offering, assuming $16,000,000 raised		16,000,000		16,000,000	$1.00
Total after inclusion of this offering		71,202,424	7,900,000	79,102,424	$0.28

(1)	Weighted average pricing presented.
(2)	On September 18, 2021, 525,000 RSUs were converted into 525,000 shares of common stock of the Company.

The following table illustrates the dilution that new investors will experience upon investment in the Company relative to existing holders of the Company’s securities. Because this calculation is based on the net tangible assets of the Company, the Company is calculating based on its net tangible book value of $1,978,978 as of June 30, 2021. The offering costs assumed in the following table includes up to: $225,000 in fees to Dalmore, accounting fees, Blue Sky fees, and Edgarization and other costs and incurred for this offering.

The table presents four scenarios for the convenience of the reader: a fully subscribed $16,000,000 raise from this offering, a $12,000,000 raise from this offering, a $8,000,000 raise from this offering, and a $4,000,000 raise from this offering.

12

Percentage of
Funding	100%	75%	50%	25%
Offering price	$1.00	$1.00	$1.00	$1.00
Total Gross Proceeds	$16,000,000	$12,000,000	$8,000,000	$4,00,000
Total Shares outstanding Prior to the Offering as of June 30, 2021 (1)	53,102,424	53,102,424	53,102,424	53,102,424
Net Tangible Book value as of June 30, 2021	$1,978,978	$1,978,978	$1,978,978	$1,978,978
Net Tangible Book value per share Prior to the Offering	$0.04	$0.04	$0.04	$0.04
Pro forma outstanding Shares after Offering	70,102,424	65,852,424	61,602,424	57,352,424
Offering Expense	$2,290,000	$1,747,500	$1,205,000	$662,500
Proceed from the Offering (net of expenses)	$13,710,000	$10,252,500	$6,795,000	$3,337,500
Proforma Net Tangible book value after Offering	$16,688,978	$12,981,478	$9,273,978	$5,566,478
Increase in book value	$14,710,000	$11,002,500	$7,295,000	$3,587,500
Proforma Net tangible book value per share after Offering	$0.31	$0.24	$0.17	$0.10
Increase in book value per share	$0.27	$0.20	$0.13	$0.06
Offering price	$1.00	$1.00	$1.00	$1.00
Dilution per share to new investors	$0.69	$0.76	$0.83	$0.90
Percent dilution	69%	76%	83%	90%

(1)	On September 18, 2021, 525,000 RSUs were converted into 525,000 shares of common stock of the Company.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into common stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

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The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2020 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2021 the company has run into serious problems, and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can cause drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS

The Company intends to raise offering proceeds to engage in the following activities: (i) acquire distribution licenses and third party brands, (ii) buy back shares from certain existing external investors, (iii) invest in the marketing of existing brands, including SWOL, (iv) add to working capital and (v) make compensation payments to the Founder, CEO and CFO.

Please see the table below for a summary of the Company’s estimated intended uses of net proceeds from this Offering:

Offering Proceeds	$16,000,000 (100%)	$12,000,000 (75%)	$8,000,000 (50%)	$4,000,000 (25%)
Gross Proceeds from this offering	16,000,000	12,000,000	8,000,000	4,000,000
Offering expenses (1)	2,290,000	1,747,500	1,205,000	662,500
Total Proceeds Available for Use	13,710,000	10,252,500	6,795,000	3,337,500
Acquire: Distribution license and third party brands.	8,500,000	6,375,000	4,000,000	1,800,000
Buy back shares from existing external investors	2,036,351	1,527,263	1,018,176	509,088
Invest in marketing of existing brands including SWOL	2,000,000	1,500,000	1,000,000	500,000
Working Capital	920,000	600,000	500,000	250,000
Compensation payments to the Founder, CEO and CFO	250,000	250,000	250,000	250,000

(1)	Includes: (i) commission payable by the Company to Dalmore, (ii) $20,000 for a consulting fee payable by the Company to Dalmore, (iii) $5,000 payable by the Company to Dalmore for out of pocket expenses, (iv) legal fees, (v) accounting fees, (vi) EDGARization expenses, (vii) blue sky fees and (viii) marketing expenses related to the Offering.

As of the date of this Offering Circular, LQR House does not have any outstanding letters of intent or ongoing discussions with potential targets.

Share Buy Back

If the Company raises 25% or more of the Maximum Offering Amount, it will spend a certain percentage of its proceeds to buy back shares from certain stockholders after termination of the offering and completion of all closings.

The Company intends to purchase shares of existing stockholders at the same price in this offering ($1.00). If the Company does not receive gross proceeds in excess of $4,000,000, the Company will not use any of the proceeds to buy back any shares from existing stockholders. Assuming this offering is fully subscribed, the Company expects to purchase up to $2,036,351 worth of shares from existing investors; if less than this amount is raised, the Company will have full discretion to decide as to the number of shares and stockholders to buy back shares from. The following table represents the number of shares the Company intends to buy back assuming it raises the Maximum Offering Amount.

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Name	Current Holdings	Available for Purchase	Value
1197127 BC Ltd.	200,000	50,000	$50,000
1261468 AB LTD	472,800	118,200	$118,200
2613560 Ontario Inc.	400,000	100,000	$100,000
Andrew Turman	100,000	25,000	$25,000
Lebrown James Holdings Ltd.	472,800	118,200	$118,200
Branden Meston	78,000	19,500	$19,500
C1 Solutions LLC	100,000	25,000	$25,000
Chad Kanner	750,000	187,500	$187,500
Daniel Rideout	385,804	96,451	$96,451
Fidelty Clearing Canada ULC ITF Donato Sferra	400,000	100,000	$100,000
Douglas Kanner	250,000	62,500	$62,500
Eleven North Corp.	100,000	25,000	$25,000
Ezequiel Bercovich	100,000	25,000	$25,000
Gary McDonald	156,000	39,000	$39,000
Ilana Cheslow	600,000	150,000	$150,000
JOBEL FOUNDATION	400,000	100,000	$100,000
John Di Girolamo	100,000	25,000	$25,000
KAWI LTD	200,000	50,000	$50,000
Liberty North Capital	100,000	25,000	$25,000
Michael Ho	200,000	50,000	$50,000
Philip Caporrella	100,000	25,000	$25,000
Zach Bourgeois	140,000	35,000	$35,000
Albion Advisors Inc.	40,000	10,000	$10,000
Munir Ali	200,000	50,000	$50,000
Robert Barber	100,000	25,000	$25,000
William Barber	100,000	25,000	$25,000
William Fox	400,000	100,000	$100,000
Robert Salna	200,000	50,000	$50,000
576112 BC Ltd.	100,000	25,000	$25,000
G. Scott Paterson	400,000	100,000	$100,000
John Giammarella	100,000	25,000	$25,000
Quang Nyugen	50,000	25,000	$25,000
Diana Esho	50,000	25,000	$25,000
Benjamin Nasberg	100,000	25,000	$25,000
Bedrock Capital Corporation	400,000	100,000	$100,000
TOTAL		2,036,351	$2,036,351

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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THE COMPANY’S BUSINESS

Business Overview

LQR House Inc. (“LQR House” or the “Company”) was incorporated on January 11, 2021, in the state of Delaware. The Company operates primarily in the alcoholic beverage industry, owning specialty brands and providing marketing services for their wholly own brands and third-party brands pursuant to commercial relationships with CWS and Ssquared.

The Company’s activities since Inception and as of December 31, 2021 have consisted of acquiring assets, raising capital and providing certain marketing services through commercial relationships with its customers.

LQR House intends to operate as a full-service digital marketing face for the alcohol industry. Specifically, the Company intends to provide marketing services, such as promoting and advertising the products of its in-house brands and third-party brands via the CWS Platform. Further, the Company intends to develop premium limited batch spirts and operate a wine club that provides wine recommendations to consumers via a subscription service.

The Company intends that its business model will perform as follows: The Company will create marketing content on the CWS Platform for its wholly owned or third party brands. At the time products are purchased on the CWS Platform such as: (i) SWOL products, (ii) a membership to the Soleil Vino Subscription Service or (iii) the purchase of a third party brand, CWS will perform the distribution services related to the sale of those products. Simultaneously, Ssquared will manage the backend ecommerce operations related to the CWS Platform. The Company is the only entity that is allowed to market products on the CWS Platform.

The Company believes that the business model provides LQR House with multiple revenue producing divisions and an opportunity to capitalize on the growth in demand for liquor in the United States. To date, 100% of the Company’s sales have been generated through the exclusive marketing arrangement with CWS, as third-party brands have hired the Company to market their alcoholic beverage products, on the CWS Platform. LQR anticipates the revenue mix to evolve as internal brands, such as SWOL, gain market penetration and acceptance and its wine club is fully established.

Related Party Overview

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Sean Dollinger: Founder of LQR House

•	Owns 50% of Ssquared and is a shareholder and partner.
•	Owns 100% of Dollinger Innovations Inc. and is its President and director.
•	Owns 100% of Dollinger Holdings Inc. and is its President and director.

Angela Kattoula: CEO of LQR House

•	is the spouse of Shawn Kattoula, who
o	owns 100% of CWS’ brick and mortar locations and is its President and director.
o	owns all of the interests in KBROS LLC, which owns 14.92% of the Company’s equity.

For additional information regarding related parties see the risk factor titled –“The Company’s Founder and controlling stockholder has an economic interest in Ssquared Spirits LLC, the e-commerce affiliate of CWS. The spouse of the Company’s CEO and director, is the President and controlling stockholder of CWS and the managing member and director of Ssquared Spirits LLC.”

Building LQR House: Recent Business Acquisitions

During 2021, the Company’s Founder and executive officers primarily focused on building the Company through a series of acquisitions.

SWOL

On March 19, 2021, the Company entered into an asset purchase agreement with Dollinger Innovations Inc., (“Dollinger Innovations”) Dollinger Holdings LLC (“Dollinger Holdings”) and Sean Dollinger pursuant to which the Company acquired the assets related to the online or in-person sale of original tequila and other products branded SWOL which were the basis for the SWOL division. Prior to the SWOL acquisition, the SWOL activity was minimal and consisted of product testing to gauge consumer preferences.

The transaction included the assignment of various contracts:

•	Bonding and Co-Responsibility Agreement dated March 19, 2021 by and between Dollinger Innovations and Leticia Hermosillo Raverero relating to production of origin tequila for exclusive importation into the United States by Dollinger Innovations or its assigns.
o	The Company notes that this agreement, although assigned, still needs to be registered with the Mexican authorities under the name LQR House. The Company does not know when this will be completed. See “Risk Factors – “The Company’s ability to import SWOL Tequila may be suspended at any time by the Mexican authorities.”

•	The Exclusive License agreement dated May 18, 2020 by and between Dollinger Holdings and Dollinger Innovations by which Dollinger Innovations licenses to Dollinger Holdings certain intellectual property, including trademarks for the brand SWOL, awarded pursuant to and under the jurisdiction of Mexican law, and a patent for multipurpose labels pursuant to and under the jurisdiction of U.S. law.

•	Product Distribution Agreement dated July 1, 2020 by and between Dollinger Holdings and Country Wine & Spirits Inc. by which SWOL branded products may be marketed and sold through online channels including cwspirits.com and through brick and mortar stores to the general public.

In addition, the Company acquired all of the intellectual property assets and registrations to conduct the business of selling SWOL products. See “—Intellectual Property” for the complete list of intellectual property acquired.

Pursuant to the terms of the agreement, Dollinger Holdings received $220,000 in cash and Sean Dollinger received 16,000,000 shares of Common Stock of the Company.

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Country Wine & Spirits

On April 1, 2021, the Company, CWS, and Ssquared entered into an Exclusive Marketing agreement. Pursuant to this agreement CWS and Ssquared granted to the Company the exclusive right to promote and market spirits and other beverage products through the website for sale to customers located within Canada, Mexico and the United States. The Company has the sole right to manage and make decisions with regard to user facing content on the website, including the placement and removal of products and the creation and management of promotional initiatives. Neither CWS nor Ssquared will directly or indirectly, promote or advertise any products on the website themselves or grant to any third party any right to promote or advertise products on the website.

Pursuant to the terms of the agreement, Sean Dollinger, received 2,000,000 shares of Common Stock of the Company and KBROS, LLC, which is owned by Shawn Kattoula, the spouse of the Company’s CEO, received 8,000,000 shares of Common Stock of the Company. In addition, LQR House paid $150,000 in finders fees, as directed by CWS.

Soleil Vino

On May 31, 2021, the Company and Dollinger Holdings entered into an Asset Purchase Agreement pursuant to which LQR House Inc. received the following:

•	Independent Contractor Agreement (Sommelier Contract) by and between Dollinger Holdings and Krysten Michayluk effective as of January 12, 2021, executed on or about January 27, 2021. Note, as of November 2021, the Company terminated this independent contractor.
•	Nondisclosure, Nonsolicitation, and Noncompetition Agreement by and between Dollinger Holdings and Krysten Michayluk effective as of January 12, 2021, executed on or about January 27, 2021.
•	All sourcing agreements with third party vendors, whether oral or written, for all Soleil Vino and related branded products.

In addition, the Company received all the intellectual property assets and registrations to conduct the business of selling Soleil Vino products. See “—Intellectual Property” for the complete list of intellectual property acquired.

Pursuant to the terms of the agreement, Dollinger Holding received $100,000 in cash and Sean Dollinger received 3,800,000 shares of Common Stock of the Company and Andrea Cooke received 200,000 shares of Common Stock of the Company. There were no operation or activities for Soleil Vino to date.

SWOL Business

SWOL represents the first internal brand of LQR House. SWOL Tequila is a limited-edition blend of Añejo Tequila made in exclusive batches of 10,000 bottles. Accompanying each hand-numbered bottle is a peel off sew on patch label that is protected by a U.S. patent that has been provisionally filed with the U.S. Patent and Trademark Office. Production and importation agreements have been established with production being completed by Leticia Hermosillo Ravelero in Jalisco, Mexico and importation and distribution is being managed by CWS. Prior to the SWOL acquisition, the SWOL activity was minimal and consisted of product testing to gauge consumer preferences.

SWOL is imported into the United States through Rilo Import Export by CWS. Once SWOL products are produced in Jalisco, Mexico, the product is transported to San Diego, where it is also distributed through CWS. The product is stored in a warehouse operated by CWS until it is shipped to customers.

All marketing and branding for SWOL Tequila is led by the marketing team at LQR House. LQR House has been leading the way on all branding efforts from conceptualizing the bottle shape and size, to overseeing the design of the labels. LQR House also works with the producers in Mexico on all product development, including the original SWOL Añejo, and the additions of Peach and Cristalino.

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When product testing was initiated for SWOL, a campaign was created around a “Mystery Tequila” where the CWS network of influencers promoted SWOL without showing the bottle or label. The Company believes that this got customers excited about the new product before they even knew what it was. Since then, LQR House has seen continuous growth in SWOL customer interest and LQR House has continued to expand the product line. With each product, LQR House is focused on creating unique labels, each with the signature SWOL sew-on patch. Each bottle is labeled with this patch, which can be peeled off and sewn onto clothing or accessories. The Company believes its focus on brand identity and product innovation has and will continue to enable LQR House to market SWOL as a unique product.

SWOL has been developed to align with current consumer preferences and trends within the market. Essentially, SWOL has generated new products that maintain the high-quality ingredients from the Tequila region of Mexico and combine that tradition of quality with new and exciting flavors. Currently, the SWOL products that the Company distributes consist of the following:

PRODUCT	PRICE (MSRP)	DESCRIPTION
SWOL Añejo Tequila	$79.99	An extremely limited edition, each hand-numbered bottle is the combination of veteran Mexican tequila and modern techniques with a smoky, rich, sweet flavor.
SWOL Peach Tequila	$79.99	An amber, dark coppery tequila with crystalline flashes and notes of peach, toasted nuts and oak.
SWOL Cristalino Tequila	$79.99	A crystalline tequila with notes of fruity oak, toasted nuts and light spice.

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Soleil Vino Business and Products

Soleil Vino is a virtual wine club that will offer its members unique ways to consume wine, such as having access to a unique selection of vintage and limited production wines. Through CWSpirits.com, users will be able to sign up for this exclusive membership where they will have access to curated selections from around the world. The Company intends that the selection will be constantly evolving to offer the most premium service online.

The wine club is expected to have three membership options based on different wine quality and price, and within each membership, the customer will be able to select whether they want to receive two or four bottles each month. They will also choose to receive white wine only, red wine only, or a variety box. Members will also get access to a members-only dashboard, where they can access informational blogs written by in-house wine experts. They will also get monthly newsletters with additional information, and 10% off all other wines purchased on cwspirits.com. Membership fees will be due monthly and can be cancelled at any time after the initial three months of subscription service.

Membership Option	Select Membership	Classic Membership	Premier Membership
Description	This package features, popular, value priced wines and consumer favorites.	This membership will feature quality vintage wine from well-known producers.	This membership includes hand-picked bottles of wine from award winning wineries
Fee for 2 bottles per month	$45.00 / month	$55.00 / month	$75.00 / month
Fee for 4 bottles per month	$85.00 / month	$105.00 / month	$145.00 / month

Soleil Vino Wine Club will be operated by the LQR House marketing team via the CWS Platform and products is expected to be housed in the CWS warehouse in San Diego. The LQR House marketing team is responsible for launching the wine club through a series of ads, social and email campaigns. All exclusive content and wine selection for members will be handled by in-house wine experts. The Company expects to launch this wine club by the end of Q1 2022.

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CWS Business

CWS and Ssquared Marketing Agreement

LQR House has an exclusive marketing agreement with CWS and Ssquared, which own and operate one of the largest online retailers of liquor in the United States. Ssquared operates the domain and CWS provides fulfillment and distribution. These parties are engaged in the promotion and sale of spirits and other beverage products through the Internet, including through the online domain www.cwspirits.com and through various social media channels.

The agreement provides LQR House access to approximately 250,000 customers in the form of mailing lists and recurring traffic through the website, as well as an extensive influencer network utilized to push products. This allows LQR House to market its own brands and enter distribution and marketing arrangements with other brands looking to access distribution in the United States.

Through the marketing agreement, LQR House has the right, on an exclusive basis, to promote and market spirits, other beverage products and related products including, but not limited to, branded merchandise, apparel, glassware, and the like through the Website for sale to customers with billing and shipping addresses across the United States. LQR House has the sole right to manage and make decisions regarding user-facing content on the website, including the placement and removal of products and the creation and management of promotional initiatives. The grant of rights to LQR House is exclusive such that CWS may not, during the term, directly or indirectly, promote or advertise any products on the website themselves or grant to any third party any right to promote or advertise products on the website.

Utilizing CWS to Import to the United States

In addition to the marketing agreement, LQR House intends to rely on its business relationship with CWS to facilitate import of alcoholic beverages into the United States.

Utilizing CWS as a Marketing Tool

The marketing team at LQR House is responsible for sourcing new brands to engage in marketing agreements. Once agreements are reached, LQR House is responsible for the marketing strategy utilizing the CWS Platform and network of customers and influencers. The LQR marketing team works closely with the CWS warehouse to make sure all products are in stock, as well as with the web development team to make sure the CWS site is set up properly for the brand. This includes web banners, product placement, and product details.

LQR House Operations with CWS and Ssquared

Day-to-day operations include making sure all products are in stock on time, communicating with the influencer network to make sure products are being promoted on the right channels at the correct frequency, sending email campaigns to the CWS mailing list to promote brands and products, and making sure the CWS website is running smoothly.

Third Party Brands and Utilization of CWS

LQR House has engaged with multiple alcohol brands to market and sell their products on cwspirits.com. Brands sign up on a monthly basis, and within their contract they receive ad space on the website, dedicated email campaigns to the CWS mailing list, premium product placement on the website and access to a network of social media influencers.

New companies are often interested in LQR House’s innovative marketing that leverages economies of scale. Medium sized companies are often looking for banner advertising and email distribution specific to certain product lines to enter new markets. Celebrities and influencers in the alcohol space often want to create a brand around their following and reach to leverage viewership and monetize their growth.

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When LQR House is approached by any of these entities, they enter into commercial relationships where a list of services is provided and customers are invoiced based on what they select. LQR House may be responsible for any of the following pursuant to such an agreement:

•	Leverage multiple advertising campaigns to bring affordability to advertising methods such as influencer marketing, incentive based sales, or product placement advertising.
•	Combine multiple campaigns into one media buy.
•	Leverage specific assets available to LQR House such as cwspirits.com and email distribution list.
•	Banner advertising.
•	Leverage LQR House online campaigns.
•	Create branding and product placement campaigns that elevate a brand’s reach to targeted demographics.
•	Create a brand around an influencer’s following and reach to leverage viewership and monetize their growth.

The brands that engage with LQR House are generally newer, small batch, and craft spirits. The current brands we are working with include:

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Plans to build LQR House

Marketing

There are three primary methods for facilitating deal flow for the marketing division of LQR House:

Channel Partners/Influencers: The Company’s most successful service to date, is the ability for liquor brands to have their product displayed by a social media influencer team via product placement, promotion and usage in advertorial collaborations. These influencers are often approached by new brands independently, which are then referred to LQR House. We receive between 50-100 new leads per month via this method, which is then given to an outbound sales team to make contact and secure marketing contracts for LQR House.

Direct Inbound Lead Generation: Due to the surge in demand for marketing companies that specialize in liquor and alcohol promotion, LQR House has been receiving an influx of new brands and medium-sized companies that are looking to scale via resources and available services and have reached out to LQR House directly. As the Company continues to grow operations and available services, LQR House intends to increase the inbound marketing via Google Ads, social media promotion and search engine optimization to ensure new leads flowing in.

Liquor Brand Development: Through its exclusive marketing agreements with external brands, LQR House has been developing a reputation for developing and growing liquor brands efficiently and in a cost-effective manner. Brands that are looking to establish themselves often find the Company through web properties of those lines, such as swoltequila.com, which has proven to become a lead generation tool.

The Company believes that by continuing to develop leading brands for up-and-coming companies and by aligning with celebrities and influencers with significant followings, brand development will continue to bring in leads for LQR House of other start-ups looking to establish an online marketing presence.

Additionally, the Company believes that growing a portfolio of successful marketing campaigns can have a growth effect on lead generation and overall reputation in the industry, such as Soda Jerk, which have referred to us our largest campaign to date – Betini.

Brands

The Company intends to continue to expand and market its existing brands, with larger purchase orders for SWOL and increased online presence for SWOL and Soleil Vino consistent with our marketing strategies. In addition to larger purchase orders and marketing, the Company intends to develop new flavors of products that align with market trends and evolving consumer preferences. For example, the Company developed a peach flavored tequila, SWOL Peach.

Acquisitions

In addition to growing the marketing division, LQR House intends to pursue the acquisition of existing brands, technologies, distribution licenses, and physical storage locations. The LQR House team has completed significant financial transactions over the course of their careers with experience gained working with corporate issuers, investment and merchant banks, and law firms.

Existing Brands: We intend to continue to expand the collection of brands marketed by the Company, targeting up-and-coming unique brands with initial market penetration and the potential to expand with additional marketing and distribution expertise. Our focus will be on the spirits, wine and specialty mixed drink segments of the market. One potential source of acquisitions would include approaching existing marketing clients to gauge their interest in becoming a majority controlled entity by LQR House.

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Technologies: We will also seek to acquire applications, analytics and distribution tools that can be utilized to complement the existing operational activities of the Company. Technology acquisitions will focus on those technology platforms that we believe will gain additional market insights and advertising opportunities for internal and external brands that the Company is developing.

Distribution Licenses and Physical Storage Locations: LQR House intends to target companies with importation licenses and storage facilities. This will allow the Company to physically import and store the Company’s own brands and external brands.

LQR House expects to utilize a formal acquisition process for the identification and analysis of targets in the context of strategic alignment to the business objectives of the Company, approaching targets for solicitation of interest in a transaction, completing financial, legal and technical due diligence, and negotiating the terms of a transaction and related legal documentation. The core objective of this process is to scale the revenue and earnings of the Company and complement the existing operational activities of the Company.

As of the date of this Offering Circular, LQR House does not have any outstanding letters of intent or ongoing discussions with potential targets.

The Market

LQR House plans to address market demand by aligning with key industry trends and by utilizing strategic relationships to source, brand, finance and distribute products. Specifically, LQR House will focus initially on tequila, wine, and other specialty products by utilizing e-commerce and technology to drive sales. The market for alcohol includes beverages such as spirits, wines, and beer. The United States represents one of the largest markets globally, as set forth in the chart below for all alcoholic beverage category sales.

LQR House is focused on the U.S. market. This market consumed a total of $249.0 billion of alcoholic beverages in 2021 and is expected to consume a similar amount in 2022 (Source: Statista). This demonstrates a considerable amount of consumption and a large and stable market that is continuing to evolve. Spirits and wine account for 57% of total consumption, as set forth in the chart below.

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E-commerce is increasingly becoming a driver of demand for at-home consumption of alcoholic products, driven in part by the pandemic. Due to this shift, people who used to go to a bar or a restaurant to consume alcohol are now buying products increasingly online or even going to the manufacturer directly where the law permits. The Company believes this demonstrates a great potential for continued market expansion and the relevance of e-commerce platforms for alcohol. In particular, the United States has overtaken other global markets as the leading purchaser of alcohol online, as set forth in the chart below.

In addition to sustained demand for the largest product categories (beer, wine and spirts) and increased prominence of e-commerce, the demand for quality and novel products continues to increase as well, either in restaurants, bars or at home. Within this market, the consumption of products is increasing due to several market trends. This also includes the market demand for new categories of beverages, such as specialty spirits, flavored wines and sparkling wines, and premixed carbonated drinks. A recently completed survey of 1,600 adult U.S. consumers by PWC Consumer Segment Survey1 sets forth this trend, as represented by the question, “I am buying new brands even when my usual brands are available”.

1 https://www.pwc.com/us/en/industries/consumer-markets/library/m-and-a-deals-for-spririts.html

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The transactional market for alcohol products has seen a considerable amount of activity with over $45 billion of transactions valued across 97 deals over the last four (4) years ending 2020 (see chart below). We believe this transactional activity within the alcoholic beverage space also represents a key market trend related to the emergence of new specialty brands, as larger companies seek to gain access to new brands to continue to maintain their market position in a market of evolving consumer preferences

Competition

The market for online sales and promotions of alcohol is competitive. This includes large online retailers such as Amazon, specialty ecommerce sites and direct sales from producers. These companies are often larger than the Company and have considerable financial, technical and human capital resources. LQR House differentiates itself from this competition in several ways:

•	Unique platform: LQR House has online branding that aligns with the millennial market demographic. This includes developing ad campaigns and materials that have a sleek and modern look and feel. By implementing this targeted approach, LQR House provides a unique and modern customer experience.

•	Extensive ecommerce and marketing expertise: The LQR House team has decades of experience in ecommerce and implementing online strategies to maximize the benefit of marketing campaigns. This includes unique online promotional campaigns that drive sales of products.

•	Working with highly differentiated brands: LQR House vets every external brand we promote to ensure the product aligns with the corporate brand and strategy of the Company. This provides the Company a level of confidence in delivering value for the client and providing consumers with options not available from larger distributors.

•	Strategic relationships: LQR House has developed and solidified relationships with multiple groups that can deliver value to external brand customers, such as the exclusive marketing agreement with CWS and Ssquared. This includes marketing, import, storage and retail/wholesale distribution relationships.

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In addition to online competition, the Company faces competition from other emerging products, as the market can be characterized as highly fragmented with many new brands coming to market. LQR House differentiates its wholly-owned brands in several ways:

•	Development of unique products: LQR House focuses product development on unique flavors and variations of products that are not generally available in the market. This differentiation aligns with current market trends and results in alignment with modern consumer preference for new and exciting brand products that expand the profile of legacy products. For example, SWOL Peach Tequila.

•	Setting ideal price points: LQR House sets a competitive price point, which aligns with the uniqueness and quality of the products offered by the Company. This price point is important in the context of differentiating legacy or generic products in the industry.

•	Focus on quality: LQR House ensures all its products are sourced from the highest quality producers. This includes visiting locations to verify quality and control procedures. Once a consumer buys one of the unique products offered by the Company, it is of the utmost importance that the customer remains a repeat buyer, which directly relates to the overall quality of the product experience.

•	Unique labelling and marketing promotions: LQR House has unique labelling which aligns with the Company branding but also include a removal patch that can be affixed to other items. This serves as continued marketing for the Company products, as the patch remains after the bottle has been consumed. This leads to great post product consumption marketing for the Company.

Employees

LQR House currently does not have full-time employees and works as a virtual company. Executive officers have consulting contracts and the Company uses third-party service providers to staff our organization and to supplement our teams as needed.

Intellectual Property

As part of the acquisitions the Company undertook in 2021, it acquired the rights to the following intellectual property.

SWOL Intellectual Property

•	Trademarks: SWOL and all associated trade dress and intellectual property rights.

•	Patent Application 63297353 refiled and registered to LQR House Inc. for “Multipurpose Labels”.

•	All labels, logos and other branding bearing the SWOL marks or any mark substantially similar to the same.

Soleil Vino Intellectual Property

•	Trademarks regardless of registration status for Soleil Vino and all associated trade dress and intellectual property rights.

•	All labels, logos and other branding bearing the Soleil Vino marks or any mark substantially similar to the same.

•	Website and all related digital and social media content including but not limited to influencer networks https://www.cwspirits.com/wineclub/, and all related content, and all related sales channels.

Litigation

The Company is not involved in any litigation at this time and does not believe that there is any threat of litigation in the near future.

The Company’s Property

LQR House does not lease any office space and owns no significant plant or equipment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The description of the unaudited interim financial statements of the Company have been prepared by management. The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these unaudited financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included. Operating results for the interim period from January 11, 2021 (“Inception”) through June 30, 2021 (the “Interim Period”), are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

Overview

The Company operates primarily in the alcoholic beverage industry. It is a marketing company specializing in the following: (i) owning specialty alcoholic beverage brands, (ii) providing marketing services for its own brands, (iii) providing marketing services for its newly acquired brands, (iv) providing marketing services for third-party brands pursuant to commercial relationships, (v) selling subscription to its wine club (Soleil Vino) and (vi) providing distribution services, via CWS, for alcoholic beverages pursuant to its marketing agreement with CWS and Ssquared.

For the Interim Period, revenues consisted of marketing services provided by LQR House to external brands.

Costs of goods sold consists of labor and amounts paid to marketing agencies to create marketing campaigns that are sold to the Company’s customers.

Results of Operations

Revenues for the Interim Period were $59,675. Revenues were attributed to the sales of marketing and promotion services provided to customers.

The cost of goods and services sold for the Interim Period were $45,331, resulting in a gross profit of $14,344 for the Interim Period.

For the Interim Period, total operating expenses were $3,470,637, consisting mainly of:

-	Stock based compensation accounted for $2,574,799 of total operating expenses. The amount spent was due primarily to the shares issued to enter into an exclusive marketing agreement with CWS.

-	General and administrative expenses totaled $786,144, attributable mainly to legal and professional fees associated with the Company’s acquisitions of SWOL Tequila, Soleil Vino and the exclusive marketing agreement with CWS.

-	$109,189 spent on advertising and marketing to promote its brand following its strategy to increase its market share.

As a result of the foregoing, the Company incurred a net loss of $3,556,293 for the Interim Period.

Liquidity and Capital Resources

As of June 30, 2021, the Company’s cash on hand was $1,921,281. The Company’s operations have been financed to date by funds raised from equity financings. The Company expects that the net proceeds of a maximum Offering, together with the proceeds of funds raised from equity financings will satisfy the Company’s cash requirements for the next 12 months.  In order to continue as a going concern after that time, develop a reliable source of revenues, and achieve a profitable level of operations, the Company may need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through: (i) borrowings and (ii) the sale of Common Stock, including in this Regulation A Offering.  In some instances, the Company may make sales of Common Stock via private placements pursuant to Rule 506(c) of Regulation D.

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No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Recent offerings of securities

•	On January 20, 2021, the Company completed its initial Founders private placement, resulting in the issuance of 10,400,000 shares of common stock at a price of $0.001 per share for gross proceeds of $10,400. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2) and/or Rule 506(b) of Regulation D, each under the Securities Act, and outside the United States pursuant to exemptions available under Rule 903 of Regulation S under the Securities Act.

•	On February 22, 2021, the Company completed its second private placement, resulting in the issuance of 12,202,424 shares of common stock at a price of $0.25 per share for proceeds of $3,020,071 net of transaction costs. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2) and/or Rule 506(b) of Regulation D, each under the Securities Act, and outside the United States pursuant to exemptions available under Rule 903 of Regulation S under the Securities Act.

•	On March 18, 2021, the Company granted 2,100,000 RSUs to certain key employees, directors, consultants, and advisors of the Company pursuant to its 2021 Stock Option and Incentive Plan (the “Plan”). Each unit is to vest in 25% increments every six months for a period of two years from the date of issuance. On September 18, 2021, 525,000 RSUs vested and were converted into 525,000 shares of common stock of the Company.

•	In April 2021, the Company entered two stock purchase and subscription agreements and issued 100,000 shares of common stock at a price of $0.50 per share for a total amount of $50,000. The offered securities were issued pursuant to exemptions under the Securities Act, including Section 4(a)(2) and/or Rule 506(b) of Regulation D, each under the Securities Act, and outside the United States pursuant to exemptions available under Rule 903 of Regulation S under the Securities Act.

Plan of Operation

LQR House intends to be the digital face of the alcohol space. As part of its plan of operations, the Company intends to execute the following milestones over the course of the next 12 months to achieve that goal:

•	Acquisitions

o	The Company intends to launch an acquisition program in the second half of 2022, upon the intended completion of this offering.

o	This will include targeting companies with existing brands, technology, distribution licenses, and physical storage locations. We will also look to acquire third party brands that have seen benefit from our marketing efforts.

o	LQR House intends to leverage its capital (cash and Common Stock), marketing, import and distribution expertise to incubate and grow prospective acquisition targets.

o	As of the date of this Offering Circular, LQR House does not have any outstanding letters of intent or ongoing discussions with potential targets.

•	SWOL Tequila

o	Focus its efforts to partner with nationwide brokers that have the capacity to bring SWOL to additional brick and mortar retail locations in 2022.

o	Supply 2,000 to 5,000 cases of product, requiring capital to enable a smooth supply chain and results.

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o	Hire influencers to push product in both paid and unpaid promotions. Top-tier influencers charge on a per video or post basis, and LQR House will focus on hiring a team of ambassadors to create a larger scale demand campaign and bring in more revenue, while supporting our outbound sales team in retail with more branding and demand for product.

•	Soleil Vino

o	Hire additional influencers to push product in both paid and unpaid promotions for the Soleil Vino brand.

o	Top-tier influencers charge on a per video or post basis, and LQR House will focus on hiring a team of ambassadors to create a larger scale demand campaign and bring in more revenue.

o	LQR House will continue focusing on sourcing and developing new products in the wine category to align with the wine club element of the business.

o	The Company expects to launch the wine club in Q1 2022.

•	Marketing Business

o	LQR has created a name for itself in the alcohol industry with recent campaigns for Betini, SWOL, Kyodie, Sip shine and Soda Jerk showing the liquor world what we can do with small to medium budgets and quarterly engagements.

o	In 2021, our revenue continuously increased and demand from new companies continued to build for marketing, branding and exposure in both retail and online engagement.

o	During 2022 the Company will continue to perform outreach to new brands.

Trend Information

LQR House believes the following are the most important trends that should continue to shape the alcoholic beverage market.

•	Consumers will continue to more frequently shop the adult beverage category online.

•	Pandemic trends may persist. We expect consumer behaviors, such as at-home cocktail making, and cooking, to remain strong.

•	Tequila and Mezcal are expected to have even more of a moment. Tequila surpassed long-time champ Bourbon in retailers’ expectations for growth among best-selling spirits, while Mezcal is ready for its own (smoky) spotlight.

•	Sales will reflect a divergence in price point trends: we believe there will continue to be an accelerating premiumization trend as consumers reallocate funds normally spent on experiences towards at-home indulgences.

•	Craft seltzer twill start occupying lots more space next year, marked by more upscale ingredients, artisanal flavors and elevated packaging.

•	Gifting alcohol: we expect that consumers will be looking for ways to celebrate moments and one another from afar as major in-person events continue to be subdued.

•	Consumers will be more conscious of brand ownership and values.

We anticipate all these market trends will positively impact the operating segments of LQR House and present an opportunity to continue expanding our business. Specifically, LQR House aligns with market trends by focusing marketing and distribution efforts online (applies to internal and external brand development activities) and expects to bring new and exciting products to market across categories. In addition, LQR House generates online promotional actives around holidays and life events, while always being mindful of ethically sourcing products for distribution.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

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The Covid-19 pandemic has had a far-reaching impact on the adult beverage industry. The closure of many bars and restaurants has meant that home consumption of alcoholic beverages has skyrocketed. Some categories of wines and spirits have seen significant market share gains while others have stagnated. More importantly, consumer trends that were expected to play out over the next decade were instead accelerated into a few months. While a return to some measure of normalcy may reverse or modify some of those changes, most of the trends observed in the beverage market over 2020 and 2021 are expected to continue, although possibly at a reduced rate of growth.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this Offering Circular, the Company has experienced demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers, directors and significant employees are listed below. The executive officers and significant employees are full-time employees.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Founder:
Sean Dollinger	Founder	41	January 2021	20
Executive Officers:
Angela Kattoula	CEO & Director	42	January 2021	40
Darren Collins	CFO & Director	38	January 2021	40
Directors:
Peter Simeon	Independent Director	45	January 2021	5
Guy Dollinger	Independent Director	51	January 2021	5
Significant Consultants:
Jaclyn Hoffman	Chief Marketing Officer	31	January 2021	40

Sean Dollinger, Founder

Sean Dollinger is the Founder of the Company. He is an experienced entrepreneur having successfully founded, developed and monetized multiple business ventures. He is also the Founder of PlantX Life Inc. from June 2019 to present. Prior to his current engagements, he has been Founder and investor in multiple ventures over the last 20 years including founder of Carbone Coal Fired Pizza from April 2020 to present, and CEO and Director of Namaste Technologies Inc. (“Namaste”) from January 2015 to February 2019. His core areas of expertise include concept and market creation through international e-commerce marketing channels and the formation of strategic supply and distribution partnerships to secure and develop products, open logistics channels, and improve customer service.

On February 4, 2019, Namaste announced that it had terminated Mr. Dollinger’s employment for cause and removed him from his position as a director. Namaste stated that its action was resulted from an internal investigation undertaken by a special committee of its board into certain allegations made about the sale of Namaste's U.S. subsidiary, Dollinger Enterprises US Inc. The special committee concluded that in connection with the sale of the subsidiary in 2017 and subsequent transactions involving its assets and companies in which Mr. Dollinger had a beneficial interest, Mr. Dollinger breached his fiduciary duty.

Angela Kattoula, CEO and Director

Angela Kattoula is currently our Chief Executive Officer and Director of the Board. She has served in that position since Inception of the Company, from January, 2021 to the present date. Prior to joining us, she was the Director of Marketing for Country Wine & Spirts, Inc. from February 2003 to December 2020, and oversaw all aspects of products sourcing and distribution for the company. In this regard, she was also responsible for managing accounts for retail stores and ordering brands for a wholesale company. Angela has a BA degree from the University of Michigan and her MA degree from the University of San Diego.

Darren Collins, CFO and Director

Darren Collins is currently our Chief Financial Officer and Director of the Board. He has served in that position since Inception of the Company, from January, 2021 to the present date. Prior to joining us, he was the Chief Financial Officer and Advisor for Khiron Life Sciences Corp. from January 2017 to July 2020, and oversaw over $100 million in capital raises as well as the listing of the company of the TSV Venture Exchange. In that position he was responsible for capital markets relationships, budgeting, financial reporting and mergers and acquisitions. From 2008 to present date, he has been a director of Dalvay Capital, a merchant bank focused on early-stage companies. In this capacity, he has held several executive and board appointments. He has a BComm degree in finance from Dalhousie University.

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Peter Simeon, Director

Peter Simeon is currently our Independent Director of Board. He has served in that position since Inception of the Company, from January, 2021 to the present date. He is currently a Partner in the securities group of Gowling WLG LLP in the Toronto office. He has been in this position since February 2015 to present. Prior to this position, he was a Partner at Wildeboer Dellelce LLP from June 2008 to February 2015. He focuses his practice on corporate finance, mergers and acquisitions, and structured products. He holds an LLB from Osgood Hall at York University and BA from Queens University. He sits on the board of a number of public and private companies.

Guy Dollinger, Director

Guy Dollinger is currently our Independent Director of Board. He is Vice President & partner in DZD Hardwood Inc, a global hardwood lumber business since 1990 to present. His responsibilities include overseeing operations, finance, exports, and the procurement of raw material. His extensive knowledge of supply chains and manufacturing as well as his ability to build client relationships has been paramount in DZD’s growth. He attended Concordia University majoring in accounting. Guy Dollinger is Sean Dollinger’s uncle.

Jaclyn Hoffman, Chief Marketing Officer

Jaclyn Hoffman is a global marketing executive with progressive experience in graphic design, brand development, brand communication, and digital campaigns. She has worked with older brands in order to modernize their brand identity, as well as start-up companies in order to create entirely new branding. In 2017 Jaclyn was working as a graphic designer for a print, photo and signage shop in New Orleans, LA. In that position she was responsible for building the brand identity of several local businesses. From 2018-present she has been working with Joyva Corp, a 115-year-old company, as a creative consultant responsible for contributing to updating their brand identity. From 2019 to 2021, Jaclyn worked for Falcon Marketing, where she was responsible for overseeing the design and development of numerous websites - both informational and e-commerce - for an array of clients.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021 we compensated our Founder and three highest-paid directors and executive officers as follows:

				Other compensation ($)
Name	Capacities in which compensation was received	Cash compensation ($)		Cash Bonus ($)	RSUs ($)	Total compensation ($)
Sean Dollinger	Founder	144,000	(1)	100,000	212,500	456,500
Darren Collins	Chief Financial Officer & Director	72,000		30,000	50,000	152,000
Angela Kattoula	Chief Executive Officer & Director	30,000		-	50,000	80,000
Jaclyn Hoffman	Chief Marketing Officer	30,000		-	25,000	55,000

(1)	Mr. Dollinger received compensation pursuant to a consulting agreement that was entered into between the Company and Dollinger Holdings LLC, which is wholly owned by Mr. Dollinger.

Cash compensation represents total payments under the officers’ consulting agreements. The Company did not make any payments in 2021 to its directors for their service as directors.

The 2021 Stock Option and Incentive Plan

On March 18, 2021, the Company implemented its 2021 Stock Option and Incentive Plan (the “Plan”). The maximum number of shares of Common Stock issuable under The Plan is 10,000,000. On March 18, 2021, the Company granted 2,100,000 restricted stock awards (individually, a “RSU”) to certain key employees, directors, consultants, and advisors of the Company pursuant to The Plan. Each unit is to vest in 25% increments every six months for a period of two years from the date of issuance.

Grants made pursuant to the Plan can be to full or part-time officers and other employees, non-employee directors and consultants of the Company and its subsidiaries. The term of each stock option shall be fixed by the administrator, but no stock option shall be exercisable more than ten years after the date the stock option is granted. Stock options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the administrator at or after the grant date. The administrator may at any time accelerate the exercisability of all or any portion of any stock option. The Company has not issued any stock option under the Plan.

Nature of Restricted Stock Awards: The administrator may grant RSU’s under the Plan. A RSU is any award of restricted shares subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. A holder of RSU’s shall have the rights of a stockholder with respect to the voting of the RSU and receipt of dividends; provided that if the lapse of restrictions with respect to the RSU is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the RSU.

The administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the RSU’s and the Company’s right of repurchase or forfeiture shall lapse. The administrator may grant cash-based Awards under the Plan. A cash based award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals.

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Dividend Equivalent Rights: The administrator may grant dividend equivalent rights under the Plan.

No Distribution: The administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

Independent Contractor Agreements

During January 2021, Dollinger Holdings LLC (“Dollinger Holdings”) and the Company entered into an Independent Contractor Agreement. Pursuant to this agreement the Company paid Dollinger Holdings $100,000 at the time of execution and $12,000 per month for consulting services. The agreement may be terminated at any time by either party with at least 30 days’ notice. Dollinger Holdings is wholly owned by Sean Dollinger, the Company’s Founder.

During January 2021, Darren Collins and the Company entered into an Independent Contractor Agreement. Pursuant to this agreement the Company paid, Mr. Collins $20,000 at the time of execution and $6,000 per month for consulting services. The agreement may be terminated at any time by either party with at least 30 days’ notice.

During January 2021, Angela Kattoula and the Company entered into an Independent Contractor Agreement. Pursuant to this agreement the Company paid, Mrs. Kattoula $2,500 per month for consulting services. The agreement may be terminated at any time by either party with at least 30 days’ notice.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table displays, as of December 31, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable(2)	Percent of class (1)
Sean Dollinger 12912 167th NE, Redmond, WA 98052	Common Stock	29,012,500	637,500	54.10%
KBROS, LLC 23658 San Vicente Road, Remona, CA 92065(3)	Common Stock	8,000,000	0	14.92%
All Officers and Directors as a Group (4 Persons)	Common Stock	1,875,000	525,000	3.50%

(1)	Based upon 53,627,424 shares of Common Stock issued and outstanding as of December 31, 2021.

(2)	Represents shares available under RSU’s. RSU’s were issued under our Plan and each unit is to vest in 25% increments every six months for a period of two years from the date of issuance.

(3)	Shawn Kattoula, the sole controlling member of KBROS, is the husband of Angela Kattoula, the CEO of the Company. Angela Kattoula disclaims beneficial ownership of the shares of Common Stock owned by him.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Independent Contractor Agreements

•	During January 2021, Dollinger Holdings and the Company entered into an Independent Contractor Agreement. Pursuant to this agreement the Company paid Dollinger Holdings $100,000 at the time of execution and $12,000 per month for consulting services. The agreement may be terminated at any time by either party with at least 30 days’ notice. From January 2021, through December 31, 2021, the Company paid $244,000 under this agreement. Dollinger Holdings is wholly owned by Sean Dollinger, the Company’s Founder.

•	During January 2021, Darren Collins and the Company entered into an Independent Contractor Agreement. Pursuant to this agreement, the Company paid Mr. Collins $20,000 at the time of execution and $6,000 per month for consulting services. The agreement may be terminated at any time by either party with at least 30 days’ notice. Mr. Collins was also paid an additional bonus of $10,000, which was approved by the board of directors. From January 2021, through December 31, 2021, the Company paid $102,000 under this agreement.

•	During January 2021, Angela Kattoula and the Company entered into an Independent Contractor Agreement. Pursuant to this agreement the Company paid, Mrs. Kattoula $2,500 per month for consulting services. The agreement may be terminated at any time by either party with at least 30 days’ notice. From January 2021, through December 31, 2021, the Company paid $30,000 under this agreement.

Recent Business Transaction and Payments to Related Parties

•	SWOL Tequila Asset Purchase

o	Pursuant to the terms of the agreement, Dollinger Holdings, wholly owned by Sean Dollinger, received $220,000 in cash and Sean Dollinger received 16,000,000 shares of Common Stock of the Company.

•	Marketing Agreement with CWS and Ssquared

o	Pursuant to the terms of the agreement, Sean Dollinger received 2,000,000 shares of Common Stock of the Company and KBROS, LLC, which is owned by Shawn Kattoula, the spouse of the Company’s CEO, received 8,000,000 shares of Common Stock of the Company.

•	Soleil Vino Asset Purchase Agreement

o	Pursuant to the terms of the agreement, Dollinger Holding LLC, wholly owned by Sean Dollinger, received $100,000 in cash and Sean Dollinger received 3,800,000 shares of Common Stock of the Company.

•

During the period ended June 30, 2021, the Company advanced $59,068 to CWS to purchase packaging goods to initiate the distribution of SWOL tequila and to secure inventory under the marketing agreement.

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SECURITIES BEING OFFERED

General

The Company and selling stockholders are offering up to 20,000,000 shares of Common Stock in this offering.

The following description summarizes the most important terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended, Bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the Company’s capital stock, you should refer to the Amended and Restated Certificate of Incorporation, as amended, Bylaws and to the applicable provisions of Delaware law.

The Company is authorized to issue up to 100,000,000 shares of Common Stock, $0.001 par value. As of December 31, 2021, 53,627,424 shares of Common Stock are issued and outstanding.

Common Stock

General

The Company has elected not to be governed by Section 203 of DGCL.

Dividend Rights

In the event the Company issues dividends, holders of Common Stock are entitled to receive such dividends. The Company has not declared any dividends since Inception and does not intend to declare any dividend for the foreseeable future.

Voting Rights

Each holder of the Company’s Common Stock is entitled to one vote for each share of Common Stock held.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, the holders of Common Stock are entitled to share pro rate in the remaining assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company.

Rights and Preferences

Holders of the Company’s Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s Common Stock.

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PLAN OF DISTRIBUTION

The Company and the selling stockholders are offering up to 20,000,000 shares of Common Stock on a best efforts basis, as described in this Offering Circular. The cash price per share is $1.00.

The Company will publicly market the offering using general solicitation through methods that include emails to potential investors, online advertisements, and press releases. We will use the websites invest.lqrhouse.com, blogs, and other social media to provide notification of the offering. Persons who desire information will be directed to a landing page on www.lqrhouse.com describing the offering and operated by the Company.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website, www.lqrhouse.com, on a landing page that relates to the offering.

The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, perform AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept an investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor;

●	Not provide any investment advice nor any investment recommendations to any investor;

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g. as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred or provided to the Company. The Company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this offering such as coordination with third party vendors and general guidance with respect to the offering, which will be due and payable within 30 days after this Offering is qualified by the Commission and the receipt of a No Objection Letter from FINRA.  Assuming the offering is fully-subscribed, the Company estimates that total fees due to pay Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $20,000, would be $225,000.

Transfer Agent and Registrar

VStock Transfer, LLC, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Investors’ Tender of Funds

After the Commission has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via check, credit card, debit card, wire or ACH to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to the Company for its use.

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In order to invest you will be required to subscribe to the offering via invest.lqrhouse.com and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

In the event that it takes some time for the Company to raise funds in this offering, the Company will rely on income from sales, funds raised in any offerings from accredited investors, and funds available under its credit facilities.

Selling Stockholders

Certain stockholders of the Company intend to sell up to 4,000,000 shares of Common Stock in this offering. Selling stockholders will participate in this Offering at the same time as the Company, selling no more than twenty percent (20%) of the shares issued to investors at each closing.  That means at each closing, 20 shares will be sold by the selling stockholders for each 80 shares sold by the Company, until all 4,000,000 shares have been sold by the selling stockholders.

Selling stockholders will participate on a pro rata basis, which means that at each closing in which selling stockholders are participating, a stockholder will be able to sell its Pro Rata Portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors.

After qualification of the Offering Statement, each of the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct the Company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Selling Stockholder	Shares owned prior to Offering	Shares offered by selling stockholder (1)	Shares owned after the Offering (1)	Stockholder's Pro Rata Portion (2)
Sean Dollinger	29,225,000	1,750,000	27,425,000	43.75%
Issuance, Inc. (3)	2,000,000	1,000,000	1,000,000	25.00%
Kbros, LLC (Shawn Kattoula)	8,000,000	500,000	7,500,000	12.50%
Darren Collins	1,700,000	500,000	1,200,000	12.50%
Alex Hoffman	100,000	50,000	50,000	1.25%
Falcon Marketing, LLC (Yosef Aldeman)	1,000,000	150,000	850,000	3.75%
Jaclyn Hoffman	300,000	50,000	250,000	1.25%
TOTAL	42,325,000	4,000,000	38,325,000	100.00%

(1) Assumes maximum number of shares are sold in this offering.

(2) “Pro Rata Portion” represents that portion that a stockholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the stockholder divided by the total number of shares offered by all selling stockholders.

(3) Represents shares issuable upon exercise of warrants.

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The total number of shares owned by the selling stockholders prior to this offering represents 76% of the Company’s capital stock, on a fully diluted basis, assuming all RSU’s, warrants and options are exercised.

Selling Stockholder Sean Dollinger is the Founder of the Company and also provides consulting services to the Company. Issuance, Inc. is a technology service provider to the Company. KBROS, LLC is the nominee of the marketing partner of the Company. Darren Collins is the CFO and a director of the Company. Alex Hoffman is the Corporate Secretary and a marketing consultant of the Company. Falcon Marketing, LLC is a marketing consultant to the Company. Jaclyn Hoffman is the Chief Marketing Officer of the Company.

Perks

The Company will provide certain investors in this offering the following perquisites (“Perks”). At stepped investment levels, the Company plans to offer certain Perks listed below at various levels of investment.

Tier 1: $5,000 Investment ($60 value)

•	Two bottles of wine – one red and one white.

•	Access to the quarterly investor email and annual group investor call.

Tier 2: $10,000 Investment ($400 value)

•	Access to the quarterly investor email and annual group investor call.

•	Free VIP membership: free shipping on orders over $50, 10% off all products on the CWS Platform, 1 free bottle of wine monthly, determined by the Company in its sole discretion.

Tier 3: $25,000 Investment ($900 value)

•	Access to the quarterly investor email and annual group investor call.

•	Free VIP membership: free shipping on orders over $50, 10% off all purchases on the CWS Platform, 1 free bottle of wine monthly, determined by the Company in its sole discretion.

•	One year access to the subscription based Soleil Vino wine club, “Premier Membership” (2 bottles)

Tier 4: $50,000 Investment ($1,740 value)

•	Access to the quarterly investor email and annual group investor call.

•	Free VIP membership: free shipping on orders over $50, 10% off all products on the CWS Platform, 1 free bottle of wine monthly, determined by the Company in its sole discretion.

•	One year access to the subscription based Soleil Vino wine club, “Premier Membership” (4 bottles)

Tier 5: $100,000 Investment. ($3,500 value)

•	Access to the quarterly investor email and annual group investor call.

•	Free VIP membership: free shipping on orders over $50, 10% off all purchases on the CWS Platform, 1 free bottle of wine monthly, determined by the Company in its sole discretion.

•	Access to the quarterly investor email and annual call with management.

•	In Person Meeting with the founder and executive team

o	2 night, three days in San Diego.

o	Accommodations paid for and provided by the Company.

▪	Lodging for 2 nights at Torrey Pines Lodge.

▪	Airfare for two people.

o	Experience includes:

▪	One day with the founder and executive team.

▪	Tour of the CWS warehouse,

▪	Dinner, with the founder and executive team at Nobu (Night 1) and Barbusa (Night 2).

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We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the Perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any Perks before investing.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to this agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will be agreeing to be bound by the terms and the investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision in the subscription agreement, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provisions

The subscription agreement includes a forum selection provision that require any claims against the Company based on these agreements to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreements. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply and in limiting our litigation costs, to the extent they are enforceable, these forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provision in this context. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder

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ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the Company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

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LQR HOUSE Inc. Financial Statements

Audited Financial Statements as of January 11, 2021 (Inception)

And

From inception on January 11, 2021 to June 30, 2021 (unaudited)

F-1

F-2

LQR HOUSE Inc.

Financial Statements

As of January 11, 2021 (Inception)

F-3

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders

of LQR House Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of LQR House Inc. (the “Company”, a Delaware corporation), which comprise the balance sheet as of January 11, 2021 (Inception), and the related statement of operations, stockholders’ deficit, and cash flows as of such date, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LQR House Inc. as of January 11, 2021, and the results of its operations and its cash flows for such date in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, certain conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, California
January 25, 2022

F-4

LQR HOUSE Inc.

Balance Sheet

As at January 11, 2021 (inception)

ASSETS
Current
Cash	$–
Total Assets	–

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current
Accounts payable and accrued liabilities	$7,989
Total Liabilities	7,989

STOCKHOLDERS’ DEFICIT
Common Stock, $0.001 par value, 100,000,000 shares authorized, 10,400,000 issued and outstanding	10,400
Subscription receivable	(10,400)
Accumulated deficit	(7,989)

Total stockholders’ deficit	(7,989)

Total Liabilities and Stockholder’s Deficit	$–

The accompanying notes are an integral part of these financial statements.

F-5

LQR HOUSE Inc.

Statement of Operations

For the period ended January 11, 2021 (inception)

Revenues	$–

Operating expenses
General and administrative	(7,989)
Total operating expenses	(7,989)

Net loss	$(7,989)

Weighted average number of shares outstanding – basic and diluted	10,400,000
Net loss per share – basic and diluted	$(0.00)

The accompanying notes are an integral part of these financial statements.

F-6

LQR HOUSE Inc.

Statement of Stockholder’s Deficit

For the period ended January 11, 2021 (inception)

	Common stock
	Number of shares	Amount	Additional Paid- in-Capital	Subscription Receivable	Accumulated Deficit	Total Stockholder’s Deficit
January 11, 2021 (inception)	–	$–	$–	$–	$–	$–
Subscription receivable	10,400,000	10,400	–	(10,400)	–	–
Net loss	–	–	–		$(7,989)	$(7,989)
Balance, January 11, 2021	10,400,000	$10,400	–	$(10,400)	$(7,989)	$(7,989)

The accompanying notes are an integral part of these financial statements.

F-7

LQR HOUSE Inc.

Statement of Cash Flows

For the period ended January 11, 2021 (inception)

Cash flows from operating activities
Net loss	$(7,989)

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	7,989
Net cash used in operating activities	–

Increase (decrease) in cash	–
Cash, beginning of period	–
Cash, end of period	$–

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$–
Cash paid for income taxes	$–

Non-cash investing and financing activities:
Subscription receivable	$10,400

The accompanying notes are an integral part of these financial statements.

F-8

LQR HOUSE Inc.

Notes to the Financial Statements

As of January 11, 2021 (inception)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

LQR House Inc. (“LQR” or the “Company”) was incorporated on January 11, 2021, in the state of Delaware. The Company operates primarily in the beverage alcohol industry owning specialty brands, providing marketing and distribution services.

Risks and uncertainties

In March 2020, the World Health Organization declared the global novel coronavirus disease (COVID-19) outbreak a pandemic. As of the date the financial statements were available to be issued, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot reasonably estimate at this time the specific extent, duration, or full impact that the COVID-19 pandemic will have on these financial statements.

As of January 11, 2021 (Inception), the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. To date, the Company has only generated limited amounts of revenue subsequent to the asset purchases disclosed in Note 6. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

These financial statements have been prepared in US dollars.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Revenues will primarily consist of resale of alcoholic beverages and marketing services provided to clients.

F-9

Revenues are recognized in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 for revenue recognition. The Company recognizes revenues in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when (or as) performance obligations are satisfied.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized as of January 11, 2021.

Loss per Common Share

The computation of basic loss per common share is computed using the weighted average number of common shares outstanding during the period. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the period. As of January 11, 2021, there were no dilutive securities.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 11, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. See Note 6 for related party transactions.

Recently Issued and Adopted Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

F-10

3.	COMMITMENTS AND CONTINGENCIES

Legal

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

4.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to ultimately produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5.	STOCKHOLDERS’ DEFICIT

Authorized Share Capital

The Company is authorized to issue up to 100,000,000 shares of Common Stock, par value $0.001 per share. As of January 11, 2021, there were 10,400,000 shares of common stock issued and outstanding, which has been recorded as a subscription receivable in the accompanying financial statements.

The holders of outstanding Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

6.	SUBSEQUENT EVENTS

Equity Financing

In February 2021, the Company entered into several stock purchase and subscription agreements and sold 12,202,424 common shares at a price of $0.25 per share for a total amount of $3,020,072 net of transaction costs.

Restricted Stock Units (“RSUs”)

On March 18, 2021, the Company granted 2,100,000 RSUs to certain key employees, directors, consultants, and advisors of the Company pursuant to the Company’s 2021 Stock Option and Incentive Plan (the “Plan”). Each unit is to vest in 25% increments every six months for a period of two years from the date of issuance.

SWOL Asset Acquisition

On March 19, 2021, the Company entered into an agreement (the “Transaction”) with Dollinger Holdings LLC, a company under common control, pursuant to which LQR House Inc. acquired assets related to the online or in-person sale of original tequila and other products branded SWOL (the “SWOL Division”). Prior to the acquisition, the SWOL Division activity was minimal and consisted of test runs to determine viability. The Transaction included the assignment of contracts relating to production of origin tequila for exclusive importation into the United States and a distribution agreement by which SWOL branded products are marketed and sold through online channels by the Company. In addition, the Company received all the intellectual property assets and registrations to conduct the business of selling SWOL products. Pursuant to the terms of the agreement, the Dollinger Holdings LLC received $220,000 in cash and 16,000,000 common shares of the Company.

F-11

Country Wine & Spirits (“CWS”) Exclusive Marketing Agreement

On April 1, 2021, the Company entered into an exclusive marketing agreement to promote and market spirits, other beverages products and related products. Pursuant the terms of this agreement, the Company issued 10,000,000 common shares to CWS. CWS is a related party as its principal owner is immediate family to one of LQR’s executives.

Soleil Vino Asset Acquisition

On May 31, 2021, the Company entered into an agreement (the “Soleil Transaction”) with Dollinger Holdings LLC, a company under common control, pursuant to which LQR House Inc. received (a) all sourcing agreements with third party vendors for all Soleil Vino and related branded products, (b) all trademarks for Soleil Vino and all associated trade dress and intellectual property rights, (c) all labels, logos and other branding bearing the Soleil Vino marks and (d) website and all related digital and social media content including but not limited to influencer networks, domain and all related content and all related sales channels. Pursuant to the terms of the agreement, Dollinger Holding LLC received $100,000 in cash and 4,000,000 common shares of the Company. In conjunction with the acquisition the Company entered into a finder’s fee agreement with a third party which 400,000 common shares were issued.

The Company has evaluated subsequent events that occurred after January 11, 2021, through January 25, 2022. There have been no other events or transactions during this time that would have a material effect on the financial statements.

F-12

LQR HOUSE Inc.

Interim Financial Statements

From inception on January 11, 2021 to June 30, 2021 (unaudited)

F-13

LQR HOUSE Inc.

Balance Sheets

As at June 30, 2021 (unaudited)

	June 30, 2021	Jan 11, 2021
ASSETS
Current
Cash	$1,921,281	$–
Accounts receivable	22,500	–
Advances to related-party (Note 7)	59,068
Total Assets	$2,002,849	$–

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$23,871	$7,989
Total Liabilities	23,871	7,989

STOCKHOLDERS’ EQUITY
Common Stock, $0.001 par value, 100,000,000 shares authorized, 53,102,424 and 10,400,000 issued and outstanding respectively	53,102	10,400
Subscription receivable	–	(10,400)
Additional paid-in capital	5,382,169	–
Accumulated deficit	(3,456,293)	(7,989)

Total Stockholders Equity	1,978,978	–

Total Liabilities and Stockholder’s Equity	$2,002,849	$–

The accompanying notes are an integral part of these interim financial statements.

F-14

LQR HOUSE Inc.

Statements of Operations

From inception on January 11, 2021 to June 30, 2021 (unaudited)

Revenue	$59,675
Cost of goods and services sold	(45,331)
Gross profit	14,344

Operating expenses
Stock based compensation (Notes 5 and 6)	2,674,799
Sales and marketing	109,694
General and administrative	686,144
Total operating expenses	3,470,637

Provision for income taxes	–

Net loss	$(3,456,293)

Weighted average number of shares outstanding – basic and diluted	36,019,379
Net loss per share – basic and diluted	$(0.10)

The accompanying notes are an integral part of these interim financial statements.

F-15

LQR HOUSE Inc.

Statement of Stockholder’s Equity

From inception on January 11, 2021 to June 30, 2021 (unaudited)

	Common stock
	Number of shares	Amount	Additional Paid- in-Capital	Subscription Receivable	Accumulated Deficit	Total Stockholder’s equity
Balance, January 11, 2021 (inception)	10,400,000	$10,400	$–	$(10,400)	$–	$–

Net loss for the period	–	–	–		$(3,456,293)	$(3,456,293)
Payment of subscription receivable	–	$–	–	$10,400	–	$10,400
Shares issued for cash	12,302,424	$12,302	$3,057,770		–	$3,070,072
Shares issued and cash payment for the SWOL Division Acquisition (Note 6)	16,000,000	$16,000	$(236,000)		–	$(220,000)
Share based payment for the CWS Exclusive Marketing agreement (Note 6)	10,000,000	$10,000	$2,490,000		–	$2,500,000
Shares issued and cash payment for the Soleil Vino Acquisition (Note 6)	4,000,000	$4,000	$(104,000)		–	$(100,000)
Shares issued for services	400,000	$400	$99,600		–	$100,000
Restricted stock unit compensation (Note 5)	–	–	$74,799		–	$74,799

Balance, June 30, 2021	53,102,424	$53,102	$5,382,169	$–	$(3,456,293)	$1,978,978

The accompanying notes are an integral part of these interim financial statements.

F-16

LQR HOUSE Inc.

Statement of Cash Flows

From inception on January 11, 2021 to June 30, 2021 (unaudited)

Cash flows from operating activities
Net loss	$(3,456,293)

Adjustments for non-cash items:
Stock based compensation (Notes 5 and 6)	2,674,799

Changes in assets and liabilities:
Accounts receivable	(22,500)
Advances to related party	(59,068)
Accounts payable and accrued liabilities	23,871
(839,191)

Cash flows used in investing activities
Cash paid for acquisition of SWOL Tequila and Soleil Vino (Note 6)	(320,000)

(320,000)

Cash flows from financing activities
Shares issued for cash	3,080,472

3,080,472

Increase (decrease) in cash	1,921,281
Cash, beginning of period	–

Cash, end of period	$1,921,281

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$–
Cash paid for income taxes	$–

Non-cash investing and financing activities	$–

The accompanying notes are an integral part of these interim financial statements.

F-17

LQR HOUSE Inc.

Notes to the Financial Statements

As of June 30, 2021 (unaudited)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

LQR House Inc. (“LQR” or the “Company”) was incorporated on January 11, 2021, in the state of Delaware. The Company operates primarily in the beverage alcohol industry owning specialty brands, providing marketing and distribution services.

Risks and uncertainties

In March 2020, the World Health Organization declared the global novel coronavirus disease (COVID-19) outbreak a pandemic. As of the date the financial statements were available to be issued, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot reasonably estimate at this time the specific extent, duration, or full impact that the COVID-19 pandemic will have on these interim financial statements.

As of June 30, 2021, the Company has not achieved its planned level of operations. The Company’s activities since inception have been limited and consisted of formation activities and preparations to further raise capital. To date, the Company has only generated limited amounts of revenue subsequent to the asset purchases disclosed in Note 6. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, our financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss per Common Share

The computation of basic loss per common share is computed using the weighted average number of common shares outstanding during the period. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the period. As of January 11, 2021, there were no dilutive securities.

Revenue Recognition

Revenues primarily consist of resale of alcoholic beverages and marketing services provided to clients.

F-18

Revenues are recognized in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 for revenue recognition. The Company recognizes revenues in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when (or as) performance obligations are satisfied.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. See Note 7 for related party transactions.

Recently Issued and Adopted Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our interim financial statements.

3.	COMMITMENTS AND CONTINGENCIES

Legal

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company.

F-19

4.	GOING CONCERN

The accompanying interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has limited operations and revenues, plan to incur significant costs in pursuit of its capital financing plans and has not profits since inception. The Company’s ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to ultimately produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5.	STOCKHOLDERS’ EQUITY

Authorized Share Capital

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2021, there were 53,102,424 shares of common stock issued and outstanding.

The holders of outstanding Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

Shares issued for cash

In February 2021, the Company entered into several stock purchase and subscription agreements and issued 12,202,424 common shares at a price of $0.25 per share for a total amount of $3,020,072 net of transaction costs.

In April 2021, the Company entered two stock purchase and subscription agreements and issued 100,000 common shares at a price of $0.50 per share for a total amount of $50,000.

Restricted Stock Units (“RSUs”)

On March 18, 2021, the Company granted 2,100,000 RSUs to certain key employees, directors, consultants, and advisors of the Company pursuant to the Company’s 2021 Stock Option and Incentive Plan (the “Plan”). Each unit is to vest in 25% increments every six months for a period of two years from the date of issuance. As of June 30, 2021 no RSUs have vested. The Company recognized an expense of $74,799 as stock-based compensation for the period ended June 30, 2021.

6.	ACQUISITIONS AND MATERIAL AGREEMENTS

SWOL Asset Acquisition

On March 19, 2021, the Company entered into an agreement (the “Transaction”) with Dollinger Holdings LLC, a company under common control, pursuant to which LQR House Inc. acquired a division related to the online or in-person sale of original tequila and other products branded SWOL (the “SWOL Division”). Prior to the acquisition, the SWOL Division activity was minimal and consisted of test runs to determine viability. The Transaction included the assignment of contracts relating to production of origin tequila for exclusive importation into the United States and a distribution agreement by which SWOL branded products are marketed and sold through online channels by the Company. In addition, the Company received all the intellectual property assets and registrations to conduct the business of selling SWOL products. Pursuant to the terms of the agreement, the Dollinger Holdings LLC received $220,000 in cash and 16,000,000 common shares of the Company.

Country Wine & Spirits (“CWS”) Exclusive Marketing Agreement

On April 1, 2021, the Company entered into an exclusive marketing agreement to promote and market spirits, other beverages products and related products. Pursuant the terms of this agreement, the Company issued 10,000,000 common shares to CWS at $0.25 per share and recorded it as Stock Based Compensation expense. CWS is a related party as its principal owner is immediate family to one of LQR’s executives.

F-20

Soleil Vino Asset Acquisition

On May 31, 2021, the Company entered into an agreement (the “Soleil Transaction”) with Dollinger Holdings LLC, a company under common control, pursuant to which LQR House Inc. received (a) all sourcing agreements with third party vendors for all Soleil Vino and related branded products, (b) all trademarks for Soleil Vino and all associated trade dress and intellectual property rights, (c) all labels, logos and other branding bearing the Soleil Vino marks and (d) website and all related digital and social media content including but not limited to influencer networks, domain and all related content and all related sales channels. Prior to the acquisition, Soleil Vino had no business activity and executed minimal test runs to determine viability. Pursuant to the terms of the agreement, the Company paid Dollinger Holding LLC $100,000 in cash and issued 4,000,000 common shares of the Company. In conjunction with the Soleil Transaction, the Company entered into a finder’s fee agreement with a third party which 400,000 common shares were issued at $0.25 and the total expenses of $100,000 was recorded as Stock Based Compensation.

7.	RELATED-PARTY TRANSACTIONS

During the period ended June 30, 2021, the Company incurred:

(a)	$87,000 in consulting fees paid to directors and executives of the Company.

(b)	$208,130 in consulting fees paid to Dollinger Holdings LLC, a company under common control.

(c)	$59,068 in advances to CWS, a related party, to purchase packaging goods to initiate the distribution of SWOL tequila and to secure inventory under the marketing agreement. In addition, see the Exclusive Marketing Agreement under Note 6.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021, through January 25, 2022. There have been no other events or transactions during this time that would have a material effect on the interim financial statements.

F-21